KEYnotes EXCHANGE TRADED
Essential. Defining. Accessible.

›Frequently Asked Questions

General

What are KEYnotes?

KEYnotes are exchange traded notes (ETNs), which are designed to provide investors with a convenient way to participate in the returns of a specific market or strategy.

Essential: KEYnotes provide a simple mechanism to efficiently gain exposure to market segments encompassing a wide range of asset classes, market capitalizations, styles and sectors.

Defining: KEYnotes are linked to indexes that maintain consistent exposure to specific asset classes captured by the indexes or strategies over time.

Accessible: KEYnotes provide a convenient way for investors to gain exposure to markets and/or strategies that might otherwise be difficult to enter. Because KEYnotes are eligible to be listed on major U.S. securities exchanges, KEYnotes may be bought and sold in one trade, through a financial representative.

What are ETNs?

ETNs are senior, unsecured debt obligations of an issuer unaffiliated with First Trust that are generally designed to track the performance of a specific index, strategy, commodity or currency. ETNs are not equity securities or mutual funds and do not represent a holding in a specific portfolio of investments and do not reflect equity ownership in any underlying assets.

How are ETNs similar to ETFs?

There are several similarities:

1. Purchase and sale. ETNs and ETFs can both be bought and sold on a U.S. exchange. Specialists or market makers generally make markets in both products.
2. Performance. ETNs and ETFs are both generally designed to track the performance of an index.

How are ETNs different than ETFs?

There are several differences:

1. Holdings. An ETF shareholder owns a fraction of the underlying securities in a portfolio. An ETN holder owns an unsecured debt security and does not own a portion of underlying securities.
2. Investment Company Act Registration. Generally, an ETF is registered under the Investment Company Act of 1940 while an ETN is not. The investment Company Act of 1940 regulates the organization of companies, including mutual funds, that engage primarily in investing, re-investing and trading in securities, and whose own securities are offered to the investing public. As a result, ETFs have the benefit of certain protections provided by the Investment Company Act.
3. Credit Risk. ETN holders are exposed to an issuer's credit risk, which does not affect ETF holders.

Do ETNs have a Net Asset Value?

No, ETNs are not mutual funds, and therefore, an NAV is not calculated. Instead, an indicative value of the ETN is calculated at the end of each trading day.

Do ETNs have an intraday indicative value calculated?

No, however there is generally an intraday indicative value[1] of the index. ETNs linked to certain asset classes such as commodities or currencies, may have an intraday indicative value calculated.

Is there a principal guarantee as in other debt securities?

No, ETNs are not principal protected and there is no guarantee related to an investor's original principal. The ETN does provide a return, less investor fees, that is linked to the performance of a particular index. As a result of the investor fees, the value of the index must increase more than the aggregate investor fees to get the full amount of the investment back. Also, any return of principal is subject to the credit risk of the issuer.

Are ETNs individually rated?

No, ETNs rely on the rating of the applicable issuer. A credit rating reflects the creditworthiness of the particular issuer and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Trading

How do I purchase ETNs?

ETNs are bought on exchanges in the same manner as other exchange traded products.

Is there a minimum purchase requirement?

No, ETNs trade on an exchange and can be bought and sold through a broker.

How do I sell ETNs?

1. ETNs can be sold on exchanges in the same manner as other exchange traded products.
2. Additionally, a holder of an ETN may generally request the issuer to repurchase it for cash, subject to compliance with applicable size and procedural requirements.
3. An investor can choose to hold the ETN until maturity – generally 15 to 30 years from original inception date, and receive a payment at maturity from the issuer pursuant to the formula described in the applicable prospectus.

Can ETNs be shorted?

Yes, ETNs can be shorted on an up or down-tick.

Do ETNs trade close to their intraday value?

The market value of ETNs may fluctuate between the date you purchase them and the applicable valuation date with respect to maturity or an early repurchase. You may also sustain a significant loss if you sell the ETNs in the secondary market. Several factors generally influence the market value of the ETNs. Generally, the value of the applicable index on any day will affect the value of the ETNs more than any other single factor. The value of the ETNs may be affected by a number of other factors that may either offset or magnify each other, including the composition of the index and changes in index components; a variety of economic, financial, political, regulatory or judicial events; and the creditworthiness of the applicable issuer, including actual or anticipated downgrades in the credit ratings of the applicable issuer.

What are Some of the Risk Considerations?

An investment in ETNs involves risks, including possible loss of principal. Each ETN offering will differ in characteristics and involve risks not associated with conventional debt securities. You should refer to the relevant prospectus, which describes the risks in detail. Listed below is a summary of some of the potential risks that may be associated with an ETN.

Your Investment May Result in a Loss
The return on each ETN is linked to the performance of its underlying market measure, which, in turn, is linked to the prices of the components underlying such market measure. These prices may change unpredictably, affecting the value of the underlying index market measure and, consequently, the value of your ETN may perform in unexpected ways.

Investor Fee
The amount received upon repurchase or maturity of the ETN is based on the value of the index and is reduced by the applicable investor fee. You will lose some or all of your investment if the value of the underlying index or reference asset on the applicable valuation date is less than its value on the inception date or if such value increases by less than the aggregate investor fee.

No Interim Distributions
ETNs generally do not pay any interest during the life of the ETN. You should review the relevant prospectus to determine whether distributions apply to the ETN and, if so, at what rate.

Issuer Risk
ETNs are senior unsecured obligations of the issuer. The repayment of the principal and any applicable return at maturity or upon repurchase by the issuer are dependent on that issuer's ability to pay.

Tax Consequences[2]
Significant aspects of the tax treatment of ETNs are uncertain. We urge you to consult your tax advisors concerning the significance, and the potential impact, of the tax considerations and about your own tax situation.

A Trading Market May Not Develop; An Issuer's Obligation to Repurchase ETNs is Subject to Substantial Restrictions
The issuer will make an application for listing ETNs on an exchange. The issuer may engage in limited purchase and resale transactions in the notes although they are not required to do so. The issuer is not required to maintain any listing of offered notes on an exchange. However, holders may elect to exercise their right to have the issuer repurchase their notes, but such repurchase is subject to compliance with applicable size and procedural requirements.

Potential Conflicts
The issuer and its affiliates play a variety of roles in connection with the issuance of ETNs, including acting as note calculation agent, and may have economic interests that are adverse to your interests as a holder of ETNs.

Delisting
If the applicable index calculation agent discontinues disclosure of the intraday indicative value of the applicable index, the ETNs may become delisted from the relevant exchange.

Suitability
ETNs may not be suitable for all investors. Investment suitability must be determined individually for each investor. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

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[1]The intraday indicative calculation of the level of an index will be provided for reference purposes only. Published index value calculations from a calculation agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current index value and therefore the value of the notes in the secondary market. The intraday indicative value of an index is generally published every 15 seconds and will be based on the intraday prices of the components constituting the index. The intraday indicative value of an index may not be equal to the level of such index that is used to calculate the payment at maturity or the payment upon early repurchase, sale, repurchase or termination of your ETNs, nor will it reflect hedging or transaction costs, market liquidity, investor fees or bid-offer spread.

[2]First Trust and any issuer of ETNs do not provide tax advice. These materials are not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties that may be imposed upon the taxpayer. Each taxpayer should seek advice from an independent tax adviser regarding the matter based on the taxpayer's particular circumstances. There is no limitation on the disclosure of the tax treatment or tax structure of the matter.

Each issuer will have filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to the offering that the issuer has filed with the SEC for more complete information about the issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any agent or any dealer participating in an offering will arrange to send you the prospectus, each prospectus supplement, and any other document related to the offering if you so request by calling toll-free 866-848-9727.

First Trust and KEYnotes are trademarks of First Trust Advisors L.P.

First Trust

1001 Warrenville Road
Lisle, Illinois 60532
1-866-848-9727
www.ftportfolios.com

Not FDIC Insured • Not Bank Guaranteed • May Lose Value